Exhibit 99.1

March 27, 2002

Securities and Exchange Commission
Washington, D.C. 20549

Gentlemen/Ladies:

We have received from our auditors, Arthur Andersen LLP, a letter stating that the audit of our financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, was subject to Arthur Andersen’s quality control system for the U. S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. The availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

Sin	cerely,

C.	LUDWIG
Co	ntroller
Mi	dland Enterprises Inc.
300	Pike Street
Cin	cinnati, Ohio 45202